

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 18, 2022

Darren Myers
Chief Financial Officer
Algonquin Power & Utilities Corp.
354 Davis Road
Oakville, Ontario
Canada L6J 2X1

       **Re: Algonquin Power & Utilities Corp.
           Form 40-F for the Fiscal Year Ended December 31, 2021
           Filed March 4, 2022
           File No. 001-37946**

Dear Darren Myers:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Energy & Transportation